UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Board Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Agreement

On September 27, 2024, Color Star Technology Co., Ltd. (the “Company”) and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “SPA”), pursuant to which the Company sold to the Purchasers an initial tranche of senior secured convertible notes in the aggregate principal amount of approximately $7.6 million (the “Initial Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares (the “Ordinary Shares”) of the Company, and accompanying Series A Warrants to purchase up to an aggregate of 2,853,118 Ordinary Shares, with an exercise price of $1.60 per Ordinary Share (the “Initial Warrants”). The offering of the Initial Notes and Initial Warrants resulted in gross proceeds to the Company of approximately $7,000,000 before deducting placement agent fees and other estimated offering expenses (the “Offering”).

The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $1.60 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date (the “Alternate Conversion Price”). If the Company raises funds through subsequent financings, the holder can require the Company to use up to 30% of the proceeds to redeem the Initial Notes at 105% of the principal amount, plus accrued interest. The Conversion Price will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The Initial Note is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the Initial Note ranks senior to all other Company debts and liabilities.

The Initial Warrants are exercisable after 45 days from the date of issuance (the “Initial Exercise Date”) at $1.60 per share and expire 5 years from the Initial Exercise Date. Each Initial Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, as well as any subsequent financings at an effective price per share less than the exercise price of the Initial Warrants then in effect.

The Company allocated approximately $1.33 million from the net proceeds of the Offering for the repayment of a certain convertible promissory note issued to Streeterville Capital, LLC in the original principal amount of $1,100,000, bearing a simple interest rate of 8% per annum, and a maturity date of August 13, 2025, pursuant to certain securities purchase agreement dated August 13, 2024, and currently intends to use the remaining net proceeds from the Offering for general corporate and working capital purposes. The Offering closed on September 30, 2024.

The Company also entered into a placement agency agreement dated September 27, 2024 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Offering.

A form of the Initial Notes, Initial Warrant, the SPA, and the Placement Agency Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, to this report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Initial Notes, the Initial Warrants, the SPA and the Placement Agency Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

On September 27, 2024, the Company issued a press release announcing the pricing. A copy of the pricing press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Conyers Dill & Pearman LLP is attached hereto as Exhibit 5.1.

The sale and offering of the securities described above was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333- 281668) that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on August 28, 2024.

Submission of Matters to a Vote of Security Holders.

The Company held its annual meeting of shareholders (the “Annual General Meeting”) on September 29, 2024 at 10:00 p.m. Eastern Standard Time (i.e., September 30, 2024 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102.

Holders of 39,804,281 shares of the Registrant (consisting of 38,604,281 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares) were present in person or by proxy at the annual meeting, representing approximately 72.78% of the total 54,684,024 outstanding shares (consisting of 53,484,024 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares) and therefore constituting a quorum, present in person or by proxy at the Annual General Meeting and entitled to vote at the Annual General Meeting as of the record date of August 28, 2024. The final voting results for each matter submitted to a vote of shareholders at the Annual General Meeting are as follows:

1. Reverse Share Split and Share Consolidation Proposal

The shareholders approved as a special resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-two hundred fifty (1:250), but in any case at a ratio of not less than one-for-five (1:5) (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 2,800,000 Class A Ordinary Shares of a par value of US$10 each and 400,000 Class B Ordinary Shares of a par value of US$10 each (the “Reverse Share Split and Share Consolidation Proposal”). No broker non-votes are counted.

For	Against	Abstain
62,509,164	93,307	1,809

2. Subdivision of Authorised Share Capital Proposal

The shareholders approved as a special resolution that the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company attached hereto as Appendix A (the “Amended M&A”) in substitution for the existing Fourth Amended and Restated Memorandum of Association and Articles of Association of the Company (the “Articles Amendment Proposal”). No broker non-votes are counted.

For	Against	Abstain
60,581,509	75,286	1,195

3. Articles Amendment Proposal

Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation) and Proposal 2 (the Subdivision of Authorized Share Capital Proposal), the shareholders approved as a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the Reverse Share Split and Share Consolidation, and the Subdivision of Authorised Share Capital. No broker non-votes are counted.

For	Against	Abstain
62,514,321	86,924	3,035

4. 2024 Equity Incentive Plan Proposal

The shareholders approved the proposal as a special resolution to establish the 2024 Equity Incentive Plan, with an aggregate of Eight Million (8,000,000) Class A Ordinary Shares to be available for awards. No broker non-votes are counted.

For	Against	Abstain
62,521,785	81,332	1,164

5. Election of Directors Proposal

The shareholders approved the proposal as an ordinary resolution to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (collectively, the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”). No broker non-votes are counted.

For	Against	Abstain
62,520,404	81,324	2,553

6. Ratification of the Appointment of Auditors Proposal

The shareholders approved the proposal as an ordinary resolution to ratify, confirm and approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024 (the “Ratification of Appointment of Auditors Proposal”). No broker non-votes are counted.

For	Against	Abstain
62,549,620	52,717	1,944

7. Filing Proposal

The shareholders approved the proposal as an ordinary resolution to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s register of members (the “Filing Proposal”). No broker non-votes are counted.

For	Against	Abstain
62,527,935	73,761	2,585

8. Adjournment Proposal

The shareholders approved the proposal as an ordinary resolution to consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”). No broker non-votes are counted.

For	Against	Abstain
62,527,107	74,584	2,590

Exhibit No.	Description
5.1	Cayman Islands Legal Opinion
99.1	Form of Initial Note
99.2	Form of Initial Warrant
99.3	Form of SPA
99.4	Form of Placement Agency Agreement
99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer